NOTIFICATION OF LATE FILING

(Check one):	___ Form 10-K	___Form 20-F	___Form 11-K	___Form 10-Q
___Form 10-D	___Form N-SAR _X_ Form N-CSR

For Period Ended:	November 30, 2006

__Transition Report on Form 10-K

__Transition Report on Form 20-F

__Transition Report on Form 11-K

__Transition Report on Form 10-Q

__Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________

Read Instruction (on back page) Before Preparing Form Please Print or Type.
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Unified Series Trust – Geronimo Multi-Strategy Fund, Geronimo Sector Opportunity Fund, and Geronimo Option and Income Fund

Full Name of Registrant

_________________________________

Former Name if Applicable

431 N Pennsylvania St

Address of Principal Executive Office (Street and Number)

Indianapolis, IN 46204

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Additional time needed reconcile broker accounts

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant

was required to file such report(s) been filed ? If answer is no, identify report(s).	X Yes	No

____________________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes	X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unified Series Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.